[redacted]

06014340

SOCIETE GENERALE
Corporate & Investment Banking

SEC MAIL PROCESSING RECEIVED
JUN 1 2 2006
WASH, D.C. 209 SECTION

June 7, 2006

Governor Tipton
Managing Director
Deputy General Counsel
LEGAL

Tel: 212 278 6974
Fax: 212 278 7439
governor.tipton@sgcib.com

By Express Mail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

Re: Societe Generale (File No. 82-3501)

SUPPL

Dear Sirs:

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press release, February 20, 2006 - - Acquisition by ALD International of remaining 75% of the capital of First Lease, a Ukrainian operational leasing company;

2. Press Release, February 27, 2006 - - Membership by Fimat Australia Pty Ltd. on the Australian Stock Exchange;

3. Press Release, March 7, 2006 - - Establishment of ALD Automotive Egypt, a leasing and fleet management company;

4. Press Release, March 13, 2006 - - Opening of new office of Societe Generale's Corporate and Investment Banking Division in Rome;

5. Press Release, March 27, 2006 - - Acquisition of Banco Pecúnia, a Brazilian consumer finance company;

6. Press Release, March 27, 2006 - - Proposal to elect or reappoint four directors at Societe Generale's 2006 shareholders General Meeting;

7. Press Release, March 30, 2006 - - Corporate advertising campaign;

6/13

Société Générale
1221 Avenue of the Americas
New York NY 10020

8. Press Release, March 30, 2006 - - Acquisition by Rusfinance, Societe Generale's wholly owned subsidiary in Russia, of SKT Bank, a consumer finance and car financing company;

9. Press Releases, April 5, 2006 - - Acquisition by Fimat of Cube Financial, a brokerage firm with offices in Chicago and London;

10. Press Release, April 6, 2006 - - Entry by Societe Generale into exclusive talks for the acquisition of Chrofin, a Greek car financing and operational leasing company;

11. Press Release, April 19 2006- - Establishment of ALD Automotive Lithuania, an operational leasing company;

12. Press Release, April 20, 2006 - - Execution by Societe Generale of an Agreement to acquire 99.75% of HVB Splitska Banka d.d. in Croatia;

13. Press Release, May 16, 2006 - - Opening by Societe Generale of a new specialized financial services subsidiary in China;

14. Press Release, May 18, 2006 - - 2006 First Quarter results; and

15. Press Release, May 23, 2006 - - Stock Option Hedging Policy.

Thank you.

Yours truly,

Enclosures

ALD Automotive

Press Release

Clichy, 20 February, 2006

ALD International acquires the remaining 75% of the capital of its Ukrainian partner First Lease.

ALD Automotive Ukraine (the new name of the entity) is the market leader with a fleet of 1,990 vehicles.

CONTACT
Rodrigue Leclercq
Tel +33 1 56 76 14 65
fax +33 1 56 76 17 85
rodrigue.leclercq@aldautomotive.com

First Lease was originally set up in 1999 and its remarkably rapid development brought it to the position of top player on the Ukrainian Operational Leasing market. With a fleet of 1,990 vehicles at the end of 2005, its market share exceeds 40%.

In January 2005, ALD International and First Lease signed a partnership agreement by which ALD International acquired 25% of First Lease. Following the acquisition of the remaining 75%, ALD International now has total control of the company, which has been renamed ALD Automotive Ukraine.

Following this acquisition, ALD International is now the only foreign operational lessor operating in Ukraine.

ALD Automotive Ukraine is already a leasing provider for major international companies. The company is managed by Mr Frédéric Hamain and has a staff of 70.

This acquisition is a demonstration of ALD International's confidence in the economic development of the Central and Eastern European countries, and it also underlines its ambition to provide its international customers with service across the globe, including the emerging markets.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves more than 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

ALD Automotive
ALD Automotive is the operational leasing and fleet management business line of the Société Générale Group. ALD Automotive is one of the largest providers in Europe and a company of reference on its market:
- Operates now in **31 countries**: Austria, Belgium, Brazil, Croatia, Czech Republic, Denmark, Egypt, Estonia, Finland, France, Germany, Hungary, India, Italy, Lithuania, Luxembourg, Morocco, Netherlands, Norway, Poland, Portugal, Romania, Russia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, UK and Ukraine
- Employs **3,000 persons** dedicated to customer satisfaction
- Manages over 602.000 vehicles (January 2006)

Combining professionalism and quality of services provides companies with value-added integrated solutions at both national and international levels.
www.aldautomotive.com

FIMAT

Press Release

Sydney, 27 February 2006

Fimat strenghtens its offer in the Australian marketplace becoming an Australian Stock Exchange member

Fimat Australia Pty Ltd, a 100% subsidiary of the Fimat Group, a leading global brokerage organization and part of Société Générale Securities Services further strengthened its foothold in the Australian marketplace last week when it became an Australian Stock Exchange (ASX) Market Participant and Australian Clearing House (ACH) General Participant.

Fimat is now able to offer clearing and execution services on Australian cash equities and listed equity derivatives, which in conjunction with its already established futures business on the Sydney Futures exchange will position it to offer a price competitive solution to the domestic and international actors wishing to trade on the Australian exchanges.

"We believe that Fimat can offer an attractive alternative to clients trading in the Australian market place who are looking for a more efficient and tailored clearing and execution service. With the ability also to provide a full range of international financial products and services spanning equities, Forex, derivatives and commodities the Fimat Group is answering the demands of its global clientele" said Toby Lawson Managing Director of Fimat Australia.

This new membership is an important addition to the Fimat existing network in Asia-Pacific*. It underlines Fimat's commitment to the Asia-Pacific region in general and it is the latest example of Fimat's dynamic expansion strategy in the region.

**** List of Asia-Pacific exchanges where Fimat is a member:***

ASX – BSE – HKFE – JASDAQ – KRX – NSE – NZFOX – OSE – SFE – SGX DT – SICOM – TAIFEX – TFX – TOCOM - TSE

For further information :

Headquarters (France): Madeleine Peragut (33) 1 55 07 21 18

Hong Kong: Sue Gourlay, GolinHarris, (852) 9522 0135

Richard Louisgrand (852) 2848 3311

PRESS RELATIONS
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0) 1 56 37 88 17
jolyon.barthorpe@sggims.com

Société Générale Securities Services
Valérie SINIAMIN-FINN
+ 33 (0) 1 56 37 37 40
valerie.siniamin-finn@socgen.com

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

Société Générale Securities Services

Société Générale Securities Services offers a full range of securities services in:

- Execution, clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, fund and portfolio administration
- Employee Share Plan Management

Société Générale Securities Services currently ranks 3rd among securities custodians in Europe, and 10th worldwide with EUR 1,418 billion in assets held (Dec 2005). Société Générale Securities Services provides custody & trustee services to around 2,290 funds and its subsidiary Euro-VL provides valuations for 3,790 funds representing assets of EUR 267 billion (Dec 2005). Fimat, another Société Générale Securities Services subsidiary, acts as broker for 5.3% of the clearing of international listed derivatives transactions on the major markets for which Fimat is a member. Société Générale Securities Services ranks among the European leaders in stock option management, serving more than 480,000 beneficiaries.

Société Générale Securities Services global custody business is rated CU2+, the second best grade on the Fitch scale, and "TR2+" for its Trustee rating.

Société Générale Securities Services employs 4,090 people and has a presence on more than 30 financial marketplaces across Europe, the Americas and Asia Pacific.

Société Générale Securities Services is part of Société Générale Global Investment Management and Services (GIMS), the third key business of the Société Générale Group, which also includes asset management (Société Générale Asset Management), private banking (SG Private Banking) and on-line brokerage (Boursorama).
www.sg-securities-services.com

Fimat

Fimat, subsidiary of Société Génerle, is part of Société Générale Securities Services. Fimat Group consists of more than 1,500 staff in 26 market places and is a member of 46 derivatives exchanges and 18 stock exchanges worldwide. At the end of Dec 2005, Fimat achieve a global market share of 5.3%. Figures quoted for Fimat volumes and market share apply to major derivatives exchanges on which Fimat is a member.

Fimat and the Fimat Group refer to all companies or divisions of companies owned directly or indirectly by Société Générale that include the "Fimat" name. Only Fimat USA, LLC. is a member of the NASD and SIPC. Fimat International Banque S.A. (UK Branch) is a member of the LSE and does not deal with, or for Private Customers (as defined by the Financial Services Authority). Fimat International Banque S.A. (Frankfurt Branch) only conducts business with market professionals and institutional customers. Only Fimat Canada Inc. is a member of the CIPF. Not all services are available from all Fimat organizations. Consult your local office for details. **www.fimat.com.**

ALD
Automotive

Press Release

Clichy, 7 March 2006

ALD Automotive opens in Egypt

ALD Automotive, a leading international company in full service leasing and fleet management, is now present in Egypt.

ALD Automotive Egypt, the new subsidiary of National Société Générale Bank and of ALD International, has been operational on the Egyptian market since end 2005. Operational leasing is a new product on the Egyptian market with a high development potential : the Egyptian vehicle market is experiencing rapid growth and companies are increasing their demand for fleet outsourcing solutions.

CONTACT
Rodrigue Leclercq
tel +33 (0) 1 56 76 14 65
fax +33 (0) 1 56 76 17 85
rodrigue.leclercq@aldautomotive.com

With a product adapted to the Egyptian market, international and local companies in Egypt can now benefit from ALD Automotive's experience in the field of operational leasing, covering more than 40 years experience and 31 countries worldwide. Mr. Vorles Morlot is the Managing Director of ALD Automotive Egypt.

ALD Automotive will work closely with National Société Générale Bank, the largest bank of foreign affiliation and the second largest private bank in Egypt, with a network of more than 51 branches, incorporated into Société Générale Group in 1978.

With this new subsidiary, ALD International demonstrates its confidence in the economic development of the Mediterranean Basin. The move also highlights its ambition to provide international customers with a service across the globe, including emerging markets.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

ALD Automotive
ALD Automotive is the operational leasing and fleet management business line of the Société Générale Group. ALD Automotive is one of the largest providers in Europe and a company of reference on its market:

- Operates now in **31 countries**: Austria, Belgium, Brazil, Croatia, Czech Republic, Denmark, Egypt, Estonia, Finland, France, Germany, Hungary, India, Italy, Lithuania, Luxembourg, Morocco, Netherlands, Norway, Poland, Portugal, Romania, Russia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, UK and Ukraine
- Employs **3,000 persons** dedicated to customer satisfaction
- Manages over 602.000 vehicles (January 2006)

Combining professionalism and quality of services provides companies with value-added integrated solutions at both national and international levels.
www.aldautomotive.com

SOCIETE GENERALE
Corporate & Investment Banking

Press Release

Milan/Rome, 13th March 2006

Société Générale Corporate & Investment Banking to open new office in Rome

As part of its ongoing commitment to growing and strengthening its business in Italy, Société Générale Corporate & Investment Banking is opening a second office in Italy, in Rome. This will allow the bank to further develop, in particular, its public sector activities through dedicated and locally based professionals. Giovanni Ortolani, Managing Director and Senior Banker, will be responsible for this office.

"Italy is a key European market and a fundamental part of our business, so a second Italian office in Rome highlights the importance of the public sector and the value we place on activities here", explained **Pascal Augè, Chief Country Officer in Italy.** "Since 2003, Société Générale Corporate and Investment Banking invested and recruited significantly to develop its local platform, that now numbers approximately 160 professionals. In the past months, for example, Prof. Gian Maria Gros-Pietro has become our Senior Advisor and we have enlarged our local debt capital market and structured finance platform with the recent addition of specialised teams in the project finance, structured asset finance and leveraged finance to further enhance our market presence; the result has been a sharp increase, around 50%, in our revenues."

In 2005, Société Générale Corporate & Investment Banking obtained excellent results on the Italian market in its three key areas of excellence: euro capital markets, structured finance and derivatives. The bank reached leading debt capital market positions and is ranked respectively 2nd and 6th on the euro-denominated bond market for corporates and financial institutions (*Euroweek, December 2005*), 3rd Bookrunner for Securitisation (*IFR & Thomson Financial, December 2005*) and it is also the undisputed leader on the Italian stock exchange for ETFs and warrants (*EquityDerivatives House of the Year, Risk Italia Magazine, 2005*).

Last year Société Générale Corporate & Investment Banking arranged several top deals on behalf of its key Italian clients. Examples include the INPS 6 securitisation, the Finmeccanica 20-year bond issue, the Telecom Italia refinancing, the Banca Nazionale di Lavoro two most important securitisation transactions and the ISPA 30-year bond issue. In 2004 Société Générale Corporate & Investment Banking was granted the status of Primary Dealer by the Ministry of Economy and Finance and last month it acted as Joint Bookrunner of the latest €5 billion 15-year bond issue for the Republic of Italy.

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING
Michelle Gathercole
Tel : +44 20 7676 6771
Michelle.Gathercole@sgcib.com

Sophie Hoggarth
Tel : +44 20 7676 6801
Sophie.Hoggarth@sgcib.com

The Société Générale Group has been present in Italy since 1967 and currently employs more than 1,500 staff active in its core businesses of Corporate and Investment Banking, Global Investment Management and Specialised Financial Services.

Press contact :

Lob media relations
Giangiuseppe Bianchi — Tel. +39 02 4851 8891 or +39 335 6765 624
email: g.bianchi@lobcom.it

Société Générale Corporate & Investment banking

Astrid Brunini — Tel: +33 1 42 13 68 71
email: astrid.brunini@sgcib.com

Société Générale Group
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
Present in over 45 countries across Europe, the Americas and Asia, Société Générale Corporate & Investment Banking is a reference bank specialising in:

- Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, Société Générale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions. www.sgcib.com

SOCIETE GENERALE

Press Release

Paris, March 27th 2006

Société Générale acquires Banco Pecúnia in Brazil

Société Générale announces the acquisition, together with Tecnicrédito, of **Banco Pecúnia**, a Brazilian company specialised in consumer finance. After the closing of the transaction, signed on 26 March and submitted to the approval of the Brazilian Central Bank, Société Générale and Tecnicrédito, which is the holding of Banco Mais, will respectively own 70 % and 30 % of Banco Pecúnia.

With 400 staff, Banco Pecúnia distributes its credit solutions through a network of 1,200 retail shops and 1,800 car dealers, mainly in the state of São Paulo and also in the state of Rio de Janeiro. Its managed assets now exceed 80 MEUR.

With 185 million inhabitants, an increasing households' consumption and a broad use of credits, Brazil offers great potential for consumer finance activities.

This acquisition is in line with the development strategy of the Specialized Financial Services business of Société Générale and complements its set-up in Brazil, where ALD Automotive (fleet management) has started operating.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Jérôme FOURRE
+33 (0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77

Hélène AGABRIEL
+33 (0)1 42 14 97 13
Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital
of 542,860,226.25 EUR
552 120 222 RCS PARIS

Société Générale in Brazil

Société Générale offers a large range of services to its corporate customers in Brazil:

- Banco Société Générale Brasil (corporate and investment banking).
- Fimat (brokerage).
- ALD Automotive (fleet management).
- As well, Société Générale is shareholder in a Private Equity Fund: BDF (Brazilian Derivative Fund), which invests in sugar and alcohol industries.

Tecnicrédito (Banco Mais)

Tecnicrédito is a Portuguese group specialised in consumer credit. The group is present in Portugal, Spain, Hungary, Slovakia and nearly in Poland.

The principal driver of the company is the internationalization and the principal business lines are:

- Auto Finance.
- Personal Loans.
- Credit Cards.
- Insurance Products.
- Other Consumer Loans.

SOCIETE GENERALE

Press Release

Paris, March 27th, 2006

Directors : Société Générale Board of Directors' proposals to the 2006 shareholders' General Meeting

The Board of Directors of Société Générale proposes that shareholders at the General Meeting scheduled for May 30, 2006, renew the appointments of Mr Robert DAY and Mr Elie COHEN, and appoint two new independent directors: Mr Luc VANDEVELDE to replace Mr Euan BAIRD, who is resigning, and Mr Gianemilio OSCULATI to replace Mr Yves CANNAC, whose current mandate is due to expire.

Mr Luc VANDEVELDE, 55, a Belgian national, is Chairman of Carrefour's Supervisory Board, Director of Vodafone and founder of the London-based private equity fund Change Capital Partners. He has extensive international experience in the agri-food and mass-market retail sectors, having carried out chief financial officer and, subsequently, general manager roles at a number of blue-chip companies (Kraft, Promodès, Carrefour and Marks & Spencer) in several European countries as well as in the United States.

Mr Gianemilio OSCULATI, 59, an Italian national, is Chairman of McKinsey's Mediterranean Office. He has an in-depth knowledge of the financial sector thanks to his work as a consultant specialising in the sector and six years as general manager of Banca d'America e d'Italia, a subsidiary of Deutsche Bank.

If the General Meeting approves these proposals, the Board of Directors will comprise 15 members, including 4 non-French nationals and 8 independent directors. The number of staff-elected directors will decrease from three to two after the shareholders' meeting, as a result of the by-law approved last year. Mr Philippe PRUVOST and Mr Gérard REVOLTE have been elected.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves about 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE
Jérôme FOURRÉ
+33 (0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77

Hélène AGABRIEL
+33 (0)1 42 14 97 13
Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital of EUR 542,860,226.25
552 120 222 RCS PARIS

SOCIETE GENERALE

HARRISON & WOLF

PRESS INFORMATION **Paris, 30 March 2006**

Société Générale's corporate advertising campaign focuses on the Group's performance and the adoption of the single brand

The 2006 campaign represents a continuation of the corporate advertising campaign launched in 2002. It focuses on the dynamic growth of each of the Group's three major businesses through its base line "***Red, black and rising***." It retains the same visuals while highlighting the Group's performance and its single brand.

3 major themes and visuals

The bank's performance is seen through a bouquet of roses that bloom before one's very eyes. In the same way, the customer is invited to benefit from the Group's growth.

The bank's international expansion and capacity for innovation are all evoked through a surrealist picture that opens up new, unexpected prospects to the painting's viewer and the reader of the advert. A variant of this advertisement is used in some countries to highlight the local performances of the Group and its subsidiaries in the country.

Finally, two rugby teams illustrate the strength and power of the closely-knit teams that serve the bank's partners – a topical symbol for the official sponsor of the 2007 Rugby World Cup.

An optimistic tone

The campaign is an opportunity to unite the Group around its single brand, the distinctive red and black square. These guidelines will be used by the Group's different divisions in their advertising.

The campaign will be launched in Europe, the United States and Asia in April, with advertisements in the main economic and financial press and posters displayed in international airports. It will also appear on the Web and through programme sponsorship on the main international business TV channels.

An innovative campaign

Société Générale has used the Internet as a medium for its corporate campaigns, targeting international financial decision-makers. In this respect, Société Générale has decided to invest in a new media for its 2006 Corporate Campaign: PDAs (Personal Digital Assistant). Société Générale and Economist.com (*The Economist* magazine's website) will sponsor the PDA version of the website. For a period of two months, Société Générale, via Economist.com, will enable Internet users to receive Economist.com website articles on their PDA free of charge.

Press Contacts

Société Générale
Hélène Agabriel : +33 (0) 1 41 45 97 13
helene.agabriel@socgen.com

Harrison & Wolf
Bruno Fradin : +33 (0) 1 41 49 70 70
b.fradin@harrison-wolf.com

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.

www.socgen.com


Some red, some black,
103,000 professionals (+45% in 5 years)
of 114 nationalities
in 76 countries
and our
strength
is yours
www.socgen.com
SOCIETE GENERALE
Red, black and rising.
Retail Banking & Financial Services . Global Investment Management & Services . Corporate & Investment Banking


Some red, some black
and your performance
blooms
19.2 million customers
Net Banking Income:
x 2 in 7 years
all over the
world
www.socgen.com
SOCIETE GENERALE
Red, black and rising.
Retail Banking & Financial Services . Global Investment Management & Services . Corporate & Investment Banking


Some red, some black
and your perspectives
open up
Leader in Euro Capital Markets,
Derivatives and Structured Finance
19.2 million customers
386 billion euros
assets managed
worldwide
www.socgen.com
SOCIETE GENERALE
Red, black and rising.
Retail Banking & Financial Services . Global Investment Management & Services . Corporate & Investment Banking

РУСФИНАНС
ГРУППА СОСЬЕТЕ ЖЕНЕРАЛЬ

Press Release

Paris, 30 March 2006

Rusfinance, Société Générale's wholly owned subsidiary in Russia, acquires SKT Bank

Société Générale, via its wholly owned subsidiary **Rusfinance**, has acquired **SKT Bank** to strengthen its position in the Russian markets of consumer finance and car financing in dealerships. Following the signing of the sale-purchase agreement on March 27, the transaction will be submitted to the Central Bank of Russia and the Russian Federal Anti-Monopoly Service for approval. Subject to such approval, the closing of the transaction is expected within the next few months.

The acquisition of SKT Bank strengthens the car financing activities in dealerships and complements Rusfinance's branch network, especially in Moscow and St Petersburg. SKT Bank and its branches currently employ around 900 staff members and have a consumer loans portfolio of over USD 160 million.

In June 2004, Société Générale established a consumer finance subsidiary in Russia under the Rusfinance brand; Promek Bank was acquired in March 2005. These two entities, which are in the process of being integrated, have 2,600 employees and a regional network of 51 branches in 39 Russian regions. Their combined credit portfolio exceeds USD 270 million.

The acquisition of SKT Bank will further boost the growth of Rusfinance and its rapid regional expansion, reinforcing its position on a fast-growing market (steady development of retail consumption with the accelerating use of credit facilities).

This acquisition is fully in line with Société Générale's development strategy in Specialized Financial Services and will contribute to enhanced synergies with its other activities on the Russian market including retail banking, long term car leasing and life insurance.

PRESS RELATIONS
SOCIETE GENERALE

Jérôme FOURRE
+33 (0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77

Hélène AGABRIEL
+33 (0)1 42 14 97 13
Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share
capital of EUR 542,860,226.25
552 120 222 RCS PARIS

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

SKT Bank

Headquartered in Moscow, SKT Bank is specialized in car financing. Active in Moscow and St Petersburg, SKT Bank is also present in more than 45 Russian regions and has around 900 employees. In 2005 SKT ranked among the first 50 Russian banks as per its credit portfolio.
www.stolichny.ru

Rusfinance and Rusfinance Bank

Consumer credit entities and 100% subsidiaries of Société Générale Group, Rusfinance and Rusfinance Bank (new name of Promek Bank) are active in 3 main fields of business: consumer loans granting through distributors (furniture, consumer electronics), car financing in dealerships and direct sales. 21 months after its launch, Rusfinance already has more than 400 000 customers and a network of 2 500 commercial partners (distributors and car dealerships). Its credit solutions are based on instant decision making principle, made possible by an internet-based IT acquisition tool, risk management know-how and scoring models that have no equal on the Russian market.
www.rusfinancebank.ru
www.rusfinance.ru

FiMAT

INSIGHTFUL IMPARTIAL INCISIVE

SEC MAIL PROCESSING
RECEIVED
JUN 1 2 2006
WASH, D.C. 209 SECTION

Press Release

Paris, 5 April 2006

Fimat further strengthens its execution capabilities with the acquisition of Cube Financial

Fimat, one of the leading brokerage firms on international markets, is pleased to announce the acquisition* of **Cube Financial**, a brokerage firm with offices in Chicago and London. Cube provides execution services to financial intermediaries and end-user clients, specializing in exchange traded derivatives and securities. The company employs in excess of 100 brokerage specialists.

The acquisition of Cube fits perfectly into Fimat's strategy by complementing its already powerful execution and clearing capabilities, thus reinforcing its position as a leading futures and options brokerage.

"The combination of the two entities will allow Fimat to significantly increase the volume of its transactions in futures and options, and will further confirm Fimat's place as a top broker in the London market. Fimat and Cube will pool their market intelligence to better serve their clients, offering them a one stop shop access to a wider range of innovative products and services" says Nicolas Breteau, CEO of Fimat UK and European Zone Managing Director.

"Both Fimat and Cube Financial are fast-growing entities with lean and efficient operations. We are scaling up with this acquisition, achieving at the same time strong commercial synergies and benefits in terms of processes and systems" underlines Patrice Blanc, CEO Fimat Group.

"Cube has an entrepreneurial spirit, which fits very well into the Fimat way of doing business. The combination of our strengths in worldwide execution and clearing will create a brokerage champion, a destination of choice for clients and brokers alike" adds John Ruskin, Managing Director of Cube Financial.

** Since the acquisition involves regulated entities, it is subject to the appropriate regulatory authorizations*

Contacts:

Headquarters (France):	Madeleine Peragut, (33) 1 55 07 21 18
UK:	Siobhan Ohare (44) 207 676 8551
	David Masters, Lansons Communications, (44) 207 294 3687
USA:	Nachamah Jacobovitz (646) 557 8444;
	Mike Boccio, Intermarket, Inc, (212) 888 6115
Hong Kong:	Sue Gourlay, GolinHarris, (852) 9522 0135

PRESS RELATIONS

Société Générale GIMS
Joëlle Rosello
Tél : +33 1 56 37 18 88
joelle.rosello@socgen.com

Jolyon Barthorpe
Tél +33 1 56 37 88 17
jolyon.barthorpe@sggims.com

Société Générale Securities Services
Valérie Siniamin-Finn
Tél : + 33 1 56 37 37 40
valerie.siniamin-finn@socgen.com

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2,000 billion*) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

**pro forma figures including UniCredit's Securities Services*

Société Générale Securities Services

Société Générale Securities Services offers a full range of securities services in:

- Execution, clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, fund and portfolio administration
- Employee Share Plan Management

Société Générale Securities Services currently ranks 3rd among securities custodians in Europe, and 10th worldwide with EUR 2,000 billion* in assets held. Through its subsidiary Euro-VL, Société Générale Securities Services provides valuations for 4,184 funds* representing assets of EUR 380 billion*. Fimat, another Société Générale Securities Services subsidiary, acts as broker for 5.5% of the clearing of international listed derivatives transactions on the major markets for which Fimat is a member. Société Générale Securities Services ranks among the European leaders in stock option management, serving more than 480,000 beneficiaries.
Société Générale Securities Services employs more than 4,500 people* and has a presence on more than 30 financial marketplaces across Europe, the Americas and Asia Pacific.

Fimat

Fimat is part of Société Générale Securities Services, which offers a full range of securities services ranging from execution, clearing, delivery and settlement, to custody, trustee, fund and portfolio administration, as well as employee Share Plan Management. Fimat Group consists of more than 1,500 staff in 26 market places and is a member of 45 derivatives exchanges and 17 stock exchanges worldwide. Fimat offers financial institutions and large industry players the global range of clearing and execution services on listed and OTC derivatives and securities products, such as fixed income, tangible commodities, forex and equities. It also offers a multitude of tailored and value-added services such as margin financing, lending and borrowing services, centralised processing and reporting of customers' portfolios.

Fimat refers to all companies or divisions of companies owned directly or indirectly by Société Générale that include the "Fimat" name. Only Fimat USA, LLC. is a member of the NASD and SIPC. Fimat International Banque S.A. (UK Branch) is a member of the LSE and does not deal with, or for Private Customers (as defined by the Financial Services Authority). Fimat International Banque SA (Frankfurt Branch) only conducts business with market professionals and institutional customers. Only Fimat Canada Inc. is a member of the CIPF. Not all services are available from all Fimat organizations. Consult your local office for details. **www.Fimat.com.**

Cube Financial

Cube Financial "Cube" provides execution services to institutional and end user clients. The firm specializes in exchange traded derivatives and over the counter derivatives. In addition Cube also provides services to clients in Cash Equities, Government and corporate bonds and corporate foreign exchange.

The Cube group was formed in 1997, initially as a floor operation on the LIFFE floor. The company has since evolved to embrace screen trading in a number of different products.

Cube has offices in London and Chicago and employs in excess of 100 execution professionals. It is a member of every major derivative and cash exchange in Europe and has a floor presence on the Chicago Board of Trade and Chicago Mercantile Exchange. Cube is therefore able to offer its clients a broad range of execution services.

SOCIETE GENERALE

Press Release

Paris, 6 April 2006

Société Générale in exclusive talks for the acquisition of Chrofin in Greece

Société Générale confirms that it has entered exclusive talks for the acquisition of **Chrofin** in Greece, a car financing (via car dealers) and operational car leasing company.

In car financing, Chrofin operates through a network of 95 dealers (Renault, Porsche, Land Rover). In operational car leasing, Chrofin is the fourth largest company in Greece with 3 500 vehicles. Chrofin employs 60 people and has outstanding loans of approximately 120 millions euros.

This transaction is coherent with the development of the group's consumer finance business (Société Générale Consumer Finance) and operational car leasing activity (ALD Automotive). This move will add to the current activities of Société Générale in Greece which include retail banking (GENEKI Bank), credit cards (General Card Services), private banking and custody, and will contribute to developing synergies between these businesses.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Jérôme FOURRE
+33 (0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77

Hélène AGABRIEL
+33 (0)1 42 14 97 13
Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital of EUR 542,860,226.25
552 120 222 RCS PARIS

ALD
Automotive

ALD
International

Press Release

CONTACT
Rodrigue Leclercq
Tel +33 1 56 76 14 65
fax +33 1 56 76 17 85
rodrigue.leclercq@aldautomotive.com

Clichy, 19 April 2006

ALD Automotive sets up in Lithuania

ALD Automotive, international leader in vehicle operational leasing and fleet management, has now extended its geographical coverage to Lithuania.

ALD Automotive Lithuania, a new subsidiary of ALD International, has been operational since the beginning of 2006. Operational leasing is a new product on the Lithuanian market, where the tendency is more to automobile financing without the associated services. With its advanced management and reporting solutions, ALD Automotive offers an innovative product.

The number of new vehicles sold on the Lithuanian automobile market stood at 15,074 units in 2005, representing an increase of 13.9% on the previous year.

ALD Automotive Lithuania is managed by Mr Kent Bjertrup, who has been working in the ALD Automotive group since 1998.

This new set-up, further to those realised during 2005 in Estonia, Romania and Ukraine, clearly demonstrates the confidence shown by ALD International in the economic development of the Central and Eastern European countries and also its ambition to accompany its international customers throughout the world.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

ALD Automotive
ALD Automotive is the operational leasing and fleet management business line of the Société Générale Group. ALD Automotive is one of the largest providers in Europe and a company of reference on its market:

- Operates now in **31 countries**: Austria, Belgium, Brazil, Croatia, Czech Republic, Denmark, Egypt, Estonia, Finland, France, Germany, Hungary, India, Italy, Lithuania, Luxembourg, Morocco, Netherlands, Norway, Poland, Portugal, Romania, Russia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, UK and Ukraine
- Employs **3,200 persons** dedicated to customer satisfaction
- Manages over 602.000 vehicles (2005-end in Full Service Leasing and Fleet Management)

Combining professionalism and quality of services provides companies with value-added integrated solutions at both national and international levels.
www.aldautomotive.com

SOCIETE GENERALE

Press Release

Paris, 20 April 2006

Société Générale acquires HVB Splitska Banka d.d. in Croatia from Bank Austria Creditanstalt AG

Société Générale has signed an agreement to acquire 99.75% of **HVB Splitska Banka d.d.** in Croatia from Bank Austria Creditanstalt AG for EUR1bn.

The transaction is subject to approvals from the Croatian National Bank and should be completed by the end of June 2006.

Croatia enjoys a stable economy, with a fast growing banking sector, supported by a dynamic tourism industry and the prospect of a rapid accession to the European Union.

Splitska Banka is a universal bank with a 9.0% market share of assets in Croatia. The bank has 1,112 employees and 112 branches. Splitska Banka operates the fourth largest retail banking network nationwide and serves 460,000 retail clients and 2,000 corporate customers. It is a market-leader on the fast growing Dalmatian coast and one of the top corporate banking franchises in the country.

Société Générale expects to derive material synergies with its existing operations in Serbia (Société Générale Yugoslav Bank, 52 branches), Slovenia (SKB Banka, 56 branches) and Montenegro (Podgoricka Banka, 19 branches) as well as with other divisions of the group including leasing, car financing, asset management, life insurance, custody, corporate and investment banking.

This acquisition will strengthen Société Générale's position as one of the major players in South Eastern Europe - the third largest Central European market by GDP (after Poland and Czech Republic) and the second largest by population (after Poland).

With almost 1 million clients and 238 branches in South Eastern Europe, this region will become the third largest franchise in Europe for Société Générale International Retail Banking division after the Czech Republic (Komercni Banka, 364 branches, 1.5 million clients as of 31/12/05) and Romania (BRD, 326 branches, 1.7 million clients as of 31/12/05).

"Splitska Banka's acquisition fully supports Société Générale's strategy to expand its retail banking network in attractive high growth markets in Europe," says Chief Executive Philippe Citerne. "Splitska Banka is a well-managed bank with significant growth potential. We will keep its name and its head office in Split. This acquisition will consolidate our positions in South Eastern Europe enabling us to provide a better service to our regional and international corporate clients."

PRESS RELATIONS
SOCIETE GENERALE

Jérôme FOURRE
+33 (0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77

Hélène AGABRIEL
+33 (0)1 42 14 97 13
Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital of EUR 542,860,226.25
552 120 222 RCS PARIS

Société Générale is advised by Deutsche Bank. Gide Loyrette Nouel is acting as legal adviser.

Information on HVB Splitska Banka d.d.

Splitska Banka was created in 1965 and sold to Unicredit through privatisation in 2000. The Croatian bank was subsequently acquired by BA-CA in 2002. Following HVB's acquisition of BA-CA, HVB Splitska Banka was created in a domestic merger with HVB Bank Croatia in 2003.

In 2005, Unicredit acquired HVB. Unicredit already controls the largest Croatian bank Zagrebacka Banka. The Croatian National Bank decided that Zagrebacka and Splitska Banka could not merge for anti-trust reasons. Unicredit initiated a sale process of Splitska at the end of 2005.

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

ALD
Automotive

SG
Equipment Finance

Press release

Paris, 16 May 2006

Société Générale opens new specialised financial services subsidiary in China

The new company, Société Générale Leasing & Renting Corporation, is located in Shanghai, and will open an office in Beijing in the coming weeks. The two businesses concerned by this operation are vehicle operational leasing and fleet management (ALD Automotive) and equipment and vendor finance (SG Equipment Finance).
Christophe Granier* has been appointed Chief Executive Officer of Société Générale Leasing & Renting. He is assisted by Olivier Forges*, in charge of the development of the vehicle operational leasing and fleet management business line.

Jean-François Gautier, Head of Specialised Financial Services Division, commented: "the opening of this subsidiary shows the willingness of Société Générale group to develop synergies between its business lines. It also reinforces the development policy of the specialised financial services division throughout the five continents, in key future markets".

The Chinese market of vehicle operational leasing is promising:

- The sales of personal vehicles strongly increased: 3.9 million[1] vehicles sold in 2005 (+14% compared to 2004).
- Demand from large companies for this solution has been highlighted, even though the product still remains little known.

ALD Automotive is the only international provider to set up in China. With this new operation in Asia, ALD Automotive pursues its ambition to accompany its international customers throughout the world.

In equipment and vendor finance, China is now experiencing new opportunities for leasing, and development perspectives are also promising, due to a new law regulating financial leasing in 2007 which should further improve the business environment.

"This evolution can improve the perception of financial leasing as a key financing tool for corporates and as such help to increase its penetration rate in China", underlines Christophe Granier.

SG Equipment Finance was among the first European equipment and vendor finance companies to obtain a license in China.

This move strengthens SG Equipment Finance's objective to proactively meet requests from manufacturers and distributors for multi-country programmes, regardless of their industry sector or headquarter base.

[1] Source : French Embassy in China – Mission Economique – April 2006

ALD Automotive | SG Equipment Finance

This new location represents a first step in the business development of SG Equipment Finance in this region and furthers its expertise in Asia.

* **Christophe Granier** (57) has been appointed CEO of Société Générale Leasing & Renting Corporation. He joined Société Générale group in 1973 and held several management positions in France, and in various countries (Africa, Netherlands, Turkey, and Asia). Prior to his position as country manager of China, he served as Managing Director of Trilease International Ltd in Hong Kong.

* **Olivier Forges** (40) has been appointed deputy CEO of Société Générale Leasing & Renting Corporation, in charge of the development of ALD Automotive business. Prior to this, he was the managing director of the ALD Austrian subsidiary.

Contacts

ALD International
Rodrigue LECLERCQ
Tel: +33 1 56 76 1465
E-Mail: rodrigue.leclercq@aldautomotive.com

SG Equipment Finance
Aline FLEURET
Tel: +33 1 41 29 6470
E-Mail: aline.fleuret@socgen.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes. www.socgen.com

ALD Automotive
ALD Automotive is the operational leasing and fleet management business line of the Société Générale Group. ALD Automotive is one of the largest providers in Europe and a company of reference on its market:

- Operates now in 32 countries
- Employs 3,200 persons dedicated to customer satisfaction
- Manages over 602.000 vehicles (December 2005)

Combining professionalism and quality of services provides companies with value-added integrated solutions at both national and international levels. www.aldautomotive.com

SG Equipment Finance
SG Equipment Finance is the equipment and vendor finance business line of Société Générale. SG Equipment Finance is one of the leading institutions in Europe for equipment and vendor finance.

- Operates in 20 countries
- Serves more than 160,000 clients
- Employs more than 1,800 people
- Has end managed assets of EUR 17.6 billion (December 2005) and EUR 8.3 billion in terms of new business volumes

Combining the expertise of its industry sectors specialists with the in-depth knowledge of its local staff, SG Equipment Finance offers value added sales financing solutions with one single entry point in its organisation to international capital equipment manufacturers and distributors.
At SG Equipment Finance, "We support, you succeed". www.sgequipmentfinance.com

SOCIETE GENERALE

Press release

May 18th 2006

Excellent first quarter 2006

- **Strong organic growth: revenues up +18.2%* vs. Q1 05**
- **Very low cost/income ratio: 59.1%**
- **Very low cost of risk: 25 bp**
- **Group net income: EUR 1,471m (+20.0% vs. Q1 05)**
- **Group ROE after tax: 30.2%**
- **Tier One ratio at 31/03/06: 7.7%**

In EUR million	Q1 06	Q1 05	Change
Net banking income	5,775	4,749	+21.6%
*On a like-for-like basis**			*+18.2%*
Operating expenses	-3,412	-2,985	+14.3%
*On a like-for-like basis**			*+11.3%*
Gross operating income	2,363	1,764	+34.0%
*On a like-for-like basis**			*+29.6%*
Operating income	2,201	1,691	+30.2%
*On a like-for-like basis**			*+25.4%*
Net income	1,471	1,226	+20.0%

	Q1 06	Q1 05
Group ROE after tax	30.2%	29.8%
Business line ROE after tax	35.1%	33.1%

* When adjusted for changes in Group structure and at constant exchange rates.

PRESS RELATIONS
SOCIETE GENERALE

Jérôme FOURRE
+33 (0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77

Hélène AGABRIEL
+33 (0)1 42 14 97 13
Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital of EUR 542,860,226,25
552 120 222 RCS PARIS

At its meeting of May 17th 2006, the Board of Directors of Société Générale approved the results for the first quarter of 2006. The Group maintained sustained, profitable organic growth underpinned by its targeted acquisition policy. The French Networks recorded strong results, the Group's growth drivers (Retail Banking outside France, Financial Services, Global Investment Management and Services) maintained their momentum and Corporate and Investment Banking turned in an exceptional performance.

1. GROUP CONSOLIDATED RESULTS

The first quarter of 2006 was marked by an economic and financial environment which was very favourable for the Group's businesses: the United States saw sustained levels of economic activity and the European economy recovered; the dollar was relatively stable, but oil prices reached record highs; long-term interest rates began to rise in Europe; equity markets were bullish with a high volume of financial transactions by European corporations, notably in the equity capital markets. The credit risk environment remained very favourable.

Against this backdrop, the Group delivered an excellent performance. Gross operating income stood at EUR 2,363 million for the quarter, up 29.6%* on Q1 05, while net income rose by 20.0% to EUR 1,471 million.

Net banking income

As a result of strong organic growth in activity, net banking income for the quarter rose sharply by 18.2%* on Q1 05 (+21.6% in absolute terms) to EUR 5,775 million. The Group's businesses and growth drivers (Retail Banking outside France, Financial Services, Global Investment Management and Services) all recorded a significant rise in revenues. The French Networks put in a strong performance, while the Corporate and Investment Banking division posted an exceptional first quarter, fully exploiting a favourable environment.

Operating expenses

Operating expenses grew at a much slower pace than revenues, rising by +11.3%* on Q1 05. This reflects a combination of investment in organic growth, tight cost control and a rise in performance-linked pay due to strong business performances.

The Group made further gains in operating efficiency, reducing its cost/income ratio to a low of 59.1% in Q1 06, versus 62.9% in Q1 05.

Operating income

Gross operating income for the quarter rose by a substantial 29.6%* on Q1 05, reaching a total of EUR 2,363 million.

For the tenth quarter in a row, the Group's net allocation to provisions stood at a very low level (25 bp of risk-weighted assets), due to both a continued favourable credit environment and factors specific to the Group: a policy of diversification of the business mix, improved risk management techniques and hedging of risk exposure. For the eighth quarter in a row, Corporate and Investment Banking booked a net write-back of provisions, in the amount of EUR 19 million for the first quarter; this was

* When adjusted for changes in Group structure and at constant exchange rates

due to the fact that few new loans required provisioning, the Group was able to reverse specific provisions following the sale or repayment of certain loans, while sector-based provisions increased.

The Group's operating income for the quarter increased by 25.4%* on Q1 05 (+30.2% in absolute terms) to EUR 2,201 million.

Net income

Net income after tax (the Group's effective tax rate was 28.6%) and minority interests grew by 20.0% on Q1 05, amounting to EUR 1,471 million. Group ROE after tax also rose to a high 30.2%, compared to 29.8% in Q1 05.

2. CAPITAL BASE

At March 31st 2006, Group shareholders' equity amounted to EUR 25.1 billion[1] and book value per share to EUR 59.4, including EUR 4.5 per share of unrealised capital gains. Risk-weighted assets were pushed up by 16%* (+19% in absolute terms) between March 31st 2005 and March 31st 2006 and were up less than NBI, reflecting strong organic growth, notably in Corporate and Investment Banking and the French Networks. At March 31st 2006, the Group's Tier one ratio stood at 7.7%; this figure does not include the impact, estimated at approximately -65 basis points, of the acquisitions of the Croatian retail bank, Splitska Banka, and of Unicredit's securities services business, announced at the beginning of the year, but not yet consolidated.

In accordance with its share buyback policy, the Group bought back 1.1 million shares in the first quarter of 2006. At March 31st 2006, Société Générale held 26.5 million of its own shares, excluding those held for trading purposes (i.e. 6.1% of its capital).

The Group is rated Aa2 by Moody's, AA- (with a positive outlook) by S&P. On May 12th 2006, Fitch upgraded the Group's rating from AA- to AA with a stable outlook, emphasising the improvement in the Group's results over the past 3 years and its capacity to generate steady growth while maintaining high capital ratios. Société Générale is one of the best-rated banking groups.

[1] This figure includes (i) EUR 1 billion from the issue of deeply subordinated notes in January 2005, and (ii) EUR 1.8 billion of unrealised capital gains.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

In EUR million	Q1 06	Q1 05	Change
Net banking income	1,668	1,520	+9.7% [(a)]
Operating expenses	-1,108	-1,065	+4.0%
Gross operating income	560	455	+23.1%
Net allocation to provisions	-61	-68	-10.3%
Operating income	499	387	+28.9%
Net income	316	240	+31.7%

	Q1 06	Q1 05
ROE after tax	23.0%	19.8%

(a) +9.4% excluding impact of changes in PEL/CEL provisions

The business climate in France continued to show a contrasting pattern regarding retail banking activities. Three factors remained stable: sluggish economic growth, buoyant equity markets and stiff competition. The rise in market rates was confirmed after the historical low reached in September 2005. The housing market continued to grow in volume terms, but at a slower pace. Finally, higher taxation on PEL/CEL housing savings accounts prompted clients to switch their assets to other investment vehicles.

Against this backdrop, sales activity in the **Société Générale and Crédit du Nord networks** remained buoyant, as in the fourth quarter of 2005, with increases both in the customer base and in the number of products and services per customer.

The number of personal current accounts increased by 3.3% year-on-year (+38,300 on a net basis for the quarter). EUR 4 billion in housing loans were issued (+19% on Q1 05). Savings inflows into life insurance products (31% of which were invested in unit-linked policies) were underpinned by the transfer of amounts hitherto invested in older generation housing savings accounts, but the increase in inflows (up 43% on Q1 05 at EUR 3.3 billion) was well above the market average.

The business customer market displayed a similar trend: outstanding investment loans increased by over 12% compared to Q1 05.

From a financial perspective, the two networks[1] posted a sharp increase in consolidated net banking income over the quarter (+9.7% on Q1 05) to stand at EUR 1,668 million. The impact of IAS 32&39 makes net income artificially volatile; after adjustments to the provision for PEL/CEL housing savings accounts (provision write-back in an amount of EUR 30 million in Q1 06; EUR 23 million write-back in Q1 05) in order to accurately assess the performance of the division, the increase between Q1 05 and Q1 06 stood at 9.4%.

---

1 The revenue of the Société Générale Network does not include that of the Private Banking business in France, which is booked under the Global Investment Management & Services division.

Excluding the impact of the provision for PEL/CEL housing savings accounts, net interest income was up +6.9% on Q1 05 (+7.5% including the impact of the provision for housing savings accounts). The positive impact on volume due to the strong increase in average outstanding sight deposits (+10.4%) and average outstanding loans (+12.3%) more than offset both reduced margins on deposits and the usual squeeze on lending margins during a rise in market rates, due to the lag in adjusting lending terms to clients.

Fee and commission income rose 12.8% on Q1 05. This performance was mainly attributable to *sharp growth in financial commissions* (+30.9%), *due to a sharp increase in stock market orders* (+65.6% on Q1 05) and record net inflows in life insurance products. Growth in service commissions was slower (+6.5%). The positive effects of strong business volumes were counter-balanced by a modest price effect, as both networks kept a close eye on their price competitiveness, which was highlighted by the financial press in early April[1].

Operating expenses edged up by a moderate +4.0% on Q1 05, well below the increase in revenue.

The division's cost/income ratio for the quarter stood at 67.6%, down sharply from 71.1% a year earlier (excluding the impact of the provision for housing savings accounts).

The net cost of risk remained stable at 26 bp of risk-weighted assets, versus 28 basis points in Q1 05. This low level is attributable to the quality of the customer base in a favourable lending environment.

Net income for the French Networks amounted to EUR 316 million for the quarter, up 31.7% on Q1 05. ROE after tax for the quarter was 23.0% (21.6% excluding the impact of the provision for housing savings accounts) versus 19.8% in Q1 05 (18.5% excluding the impact of the provision for housing savings accounts).

---

1 Source: *Le Particulier*, April 2006, with the following comment for the Société Générale brand: "The cheapest traditional bank – full on-line services free of charge".

Retail Banking outside France

In EUR million	Q1 06	Q1 05	Change
Net banking income	641	541	+18.5%
On a like-for-like basis			*+13.5%*
Operating expenses	-378	-327	+15.6%
On a like-for-like basis			*+12.4%*
Gross operating income	263	214	+22.9%
On a like-for-like basis			*+15.0%*
Net allocation to provisions	-48	-28	+71.4%
Operating income	215	186	+15.6%
On a like-for-like basis			*+2.6%*
Net income	111	94	+18.1%

	Q1 06	Q1 05
ROE after tax	40.3%	43.0%

Retail Banking outside France turned in exceptional performance as one of the Group's growth drivers.

The division's quarterly results reflected its robust sales performance: the number of individual customers has increased by 621,000 since end March 2005 (+11.6% at constant structure). Outstanding deposits and loans across all segments were up by 17%* and 24%* respectively; this trend was recorded in both of the main markets: +22%* and +20%* for business customers, +12%* and +33%* for individual customers.

The division continued to strengthen its existing sales platform. Over one year, at constant structure, 266 net branch openings were completed, mainly in Romania, the Czech Republic, Serbia, Russia, Egypt and Morocco. Similarly, the overall headcount increased year-on-year at constant structure by 2,420 employees, with the majority of the new hires in sales. At end-March 2006, the division's overall headcount stood at almost 31,000 employees spread across 1,800 branches.

The business continued to expand its platforms via acquisitions: in April the Group announced the takeover of Splitska Banka in Croatia[1]. This universal bank has the fourth largest branch network in the country, with significant market share on the Dalmatian coast, a fast-growing region. This strengthens the Group's position as one of the leading players in Central and South-East Europe.

The division's contribution to Group results is increasing steadily: revenues for the quarter were up 13.5%* on Q1 05 [2] (+18.5% in absolute terms).

Operating expenses increased by 12.4%*, reflecting continued investments in growth and productivity: excluding development costs, this increase would have been 6.6%*.

[1] To be consolidated in the income statement in Q3 06

[2] Structure effects: integration of DeltaCredit (Russia) and SGBGE (Equatorial Guinea) in Q1 06. SGBL (Lebanon) consolidated using the equity method in Q1 06 (previously fully consolidated). Integration of MIBank (Egypt) in Q4 05.

Gross operating income thus rose by 15.0%* and the cost/income ratio for the quarter improved to 59.0%, versus 60.4% in Q1 05.

The net allocation to provisions stood at EUR 48 million for the quarter (i.e. 67 bp of risk-weighted assets), as the cost of risk was close to a more normal level.

Net income for the third quarter increased by 18.1% on Q1 05.

ROE after tax stood at a high 40.3% in Q1 06.

Financial Services

In EUR million	Q1 06	Q1 05	Change
Net banking income	**592**	**484**	**+22.3%**
On a like-for-like basis			***+11.6%***
Operating expenses	**-326**	**-278**	**+17.3%**
On a like-for-like basis			***+6.3%***
Gross operating income	**266**	**206**	**+29.1%**
On a like-for-like basis			***+18.7%***
Net allocation to provisions	**-66**	**-38**	**+73.7%**
Operating income	**200**	**168**	**+19.0%**
On a like-for-like basis			***+12.6%***
Net income	**128**	**106**	**+20.8%**

	Q1 06	Q1 05
ROE after tax	**16.2%**	**16.0%**

The Financial Services division comprises two main businesses: Specialised Financing and Life Insurance.

Alongside Retail Banking outside France, **Specialised Financing** is one of the Group's main development priorities. It comprises four business lines: consumer credit in the individual customer segment and, in the business customer segment, vendor and equipment finance, operational vehicle leasing and fleet management and IT asset leasing and management.

The overseas acquisitions of the past few years and the related investments in organic growth continued to produce results, both in terms of revenue generation and policy subscription, due to a more favourable economic environment than in France. In the last quarter, 72% of NBI was generated overseas (versus 66% in Q1 05); 52% of revenue was generated by consumer credit, versus 48% through financing and services to business customers.

New loan issuance in **consumer credit** was up by 20% on Q1 05 at constant structure, including an 11.1% increase on Q1 05 in France[1] and +27.7% overseas, with exceptional performances in Russia, Italy and Morocco. Outstanding loans were up 18% at constant structure.

The division continued its expansion strategy over the quarter with the announcement of several acquisitions:

- The acquisition of SKT Bank will enable the rapid expansion of the Group's consumer credit and car financing business in Russia
- The acquisition of Banco Pecúnia in Brazil will enable the Group to continue to develop its financial services strategy in a country with high growth potential, in which ALD Automotive is already present.
- The acquisition of Chrofin, a Greek company specialising in car financing through dealerships and operational vehicle leasing, is part of the development strategy for Specialised Financial Services in Greece.

1 Excluding loan issuance by the French Networks.

SG Equipment Finance, the European leader in vendor and equipment finance, saw an 18.6% rise in new lending (excluding factoring and at constant structure). Growth in new business was underpinned by a recovery in France (up 9%) and strong growth momentum in Scandinavia, Switzerland and Australia. Transport and manufacturing equipment were the best-performing sectors.

In operational vehicle leasing and fleet management, **ALD Automotive** continued to expand its fleet under management at a healthy pace (+10% on Q1 05, at constant structure), reaching a total of 608,000 vehicles at end-March 2006. ALD Automotive ranks second in Europe in terms of vehicles under management. In the last quarter the Group announced an agreement for the acquisition of Chrofin in Greece and acquired 100% of the capital of First Lease in Ukraine. Moreover, a new subsidiary launched its operations in Lithuania.

Overall revenues in **Specialised Financing** rose 15.3%* on Q1 05 (+25.9% in absolute terms). Operating expenses rose less (+12.7%* and +24.2% respectively). GOI was up 19.3%* on Q1 05 (+28.5% in absolute terms). The increase in the net allocation to provisions was to a large extent due to the integration of new activities (EUR +18 million) and a product mix effect. ROE after tax for the quarter was 16.8%.

The **Life insurance** business was underpinned by a record performance by Société Générale's French Networks: gross inflows were up sharply by 52%, with unit-linked policies attracting 31% of this new money. Total revenue for the quarter was up 8.4%* on Q1 05, while the level of financial reserves was maintained.

Overall, the **Financial Services division** saw operating income climb 12.6%* in the first quarter. ROE after tax stood at 16.2%, versus 16.0% in Q1 05.

4. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q1 06	Q1 05	Change
Net banking income	769	602	+27.7%
On a like-for-like basis			*+22.5%*
Operating expenses	-523	-415	+26.0%
On a like-for-like basis			*+19.6%*
Operating income	243	187	+29.9%
On a like-for-like basis			*+27.2%*
Net income	164	127	+29.1%
o.w. Asset Management	91	75	*+21.3%*
Private Banking	46	32	*+43.8%*
SG SS & Online Savings	27	20	*+35.0%*

In EUR billion	Q1 06	Q1 05
Net inflows over the period	14.8	5.5
AuM at end of period	402	326

Global Investment Management and Services comprises asset management (Société Générale Asset Management), private banking (SG Private Banking), Société Générale Securities Services (SG SS) and online savings (Boursorama).

The Global Investment Management and Services arm is one of the Group's main development priorities.

Organic growth was particularly strong in the first quarter of 2006 across all divisions. Net inflows at Société Générale Asset Management (SG AM) and SG Private Banking stood at a very high level (EUR 14.8 billion for the quarter, versus EUR 5.5 billion in inflows in Q1 05) and outstanding assets under management stood at EUR 402 billion[1] at end-March 2006. Including outstanding assets managed by Lyxor AM[2] in an amount of EUR 55 billion, assets under management stood at EUR 457 billion. Assets under custody on behalf of institutional investors recorded a 28.9% increase year-on-year to stand at EUR 1,521 billion[3] at end-March 2006. Moreover Fimat increased its global market share on the main markets of which it is a member, to 5.8% in Q1 06, versus 5.0% in Q1 05.

The division delivered a strong financial performance: operating income grew by 27.2%* on Q1 05 (+29.9% in absolute terms), while the C/I ratio fell to 68.0% (versus 68.9% in Q1 05). Net income amounted to EUR 164 million, up by 29.1%.

---

1 This figure does not include some EUR 94bn of assets held by customers of the French Networks (investable assets exceeding EUR 150,000) or assets managed by Lyxor AM, whose results are consolidated in the Equity & Advisory business line (EUR 55bn at March 31st 2006).

2 Whose results are consolidated in the Equity & Advisory business line.

3 This amount does not include the securities business acquired from Unicredit, which will be consolidated in Q3 06.

Asset Management

Société Générale Asset Management (SG AM) has a complete, high quality offering and its capacity for innovation is recognised by the market. In March 2006, SG AM Alternative Investments was designated "Institutional Firm of the Year 2005" by InvestHedge.

This offering enabled SG AM to post strong a sales performance, with net inflows of EUR 12.4 billion (15% of assets under management on an annualised basis). This performance is mainly attributable to strong inflows into alternative investment products, which accounted for 40% of total inflows in the last quarter. At the end of March 2006, SG AM managed a total of EUR 338.8 billion, up from EUR 275.1 billion one year earlier. This reasserts the Group's position as the fourth largest bank-owned asset manager in the euro zone.

Net banking income for the quarter was up sharply by 19.4%* on Q1 05; after restatement for exceptional items[1], the increase was even higher (35%*). The interest margin was stable at 40 basis points.

The increase in operating expenses (+20.0%* on Q1 05) was largely attributable to higher performance-linked pay and ongoing investments to secure future growth.

As a result, gross operating income for the quarter rose by 18.6%* on Q1 05.

Private Banking

SG Private Banking continued to expand rapidly. Total net inflows stood at EUR 2.4 billion (16% of assets under management on an annualised basis), versus EUR 1.5 billion in Q1 05, with all platforms contributing to this excellent performance. Total assets under management amounted to EUR 63.0 billion at end-March 2006, compared with EUR 51.3 billion a year earlier.

The business line recorded a 28.1%* rise in net banking income on Q1 05, as gross margins remained at a high level of 107 basis points for the quarter, up on Q1 05 (102 basis points).

Operating expenses were up 17.2%* on Q1 05, including +9.8%* due to recruitment and ongoing investment in sales and infrastructure.

The cost/income ratio thus recorded a sharp fall to 62.2% in Q1 06, versus 67.7% in Q1 05.

Operating income for the quarter recorded a sharp 46.3%* increase on Q1 05.

Société Générale Securities Services (SG SS) and Online Savings (Boursorama)

The market environment remained generally favourable over the quarter, providing a significant boost for SG SS sales volumes.

FIMAT confirmed its excellent positioning, strengthening its share of the global market[2] (5.8% in execution and clearing of derivative products for the quarter, versus 5.0% in Q1 05). FIMAT also announced the acquisition of Cube Financial the broker, thus strengthening its execution and clearing services on the London futures and options markets.

---

[1] Including an exceptional commission in an amount of EUR 38 million booked in Q1 05, representing the last year of a pluri-annual distribution agreement.

[2] Of the main markets of which FIMAT is a member. Excluding Cube Financial, which will be integrated in Q3 06

The **Global Custodian subdivision** saw a 28.9% increase for the year in assets under custody, to EUR 1,521 billion at end-March 2006, excluding the securities business acquired from Unicredit. In particular, the business line recorded growth in its fund administration business in Spain and Germany.

Boursorama confirmed its position as a major player in online brokerage and online savings in Europe. At constant structure, order executions for the quarter were up by 49% on Q1 05, and outstanding online savings posted a 71% rise between end-March 2005 and end-March 2006.

SG SS and Boursorama recorded a sharp 23.0%* increase in net banking income for the quarter compared to Q1 05.

Operating expenses recorded a smaller increase (+20.4%* on Q1 05), despite continued investments.

Operating income for the quarter was up sharply by +34.4%* on Q1 05.

5. CORPORATE AND INVESTMENT BANKING

In EUR million	Q1 06	Q1 05	Change
Net banking income	**1,957**	**1,550**	**+26.3%**
On a like-for-like basis			***+23.3%***
Operating expenses	**-1,066**	**-843**	**+26.5%**
On a like-for-like basis			***+23.5%***
Gross operating income	**891**	**707**	**+26.0%**
On a like-for-like basis			***+23.1%***
Net allocation to provisions	**19**	**47**	**NM**
Operating income	**910**	**754**	**+20.7%**
On a like-for-like basis			***+17.4%***
Net income	**643**	**498**	**+29.1%**

	Q1 06	Q1 05
ROE after tax	**54.2%**	**54.0%**

In a very favourable environment, particularly for equity markets, the **Corporate and Investment Banking division** posted an exceptional performance in the first quarter. Revenues were up 23.3%* on Q1 05, which represented a high base. The division recorded strong sales performance, with client-driven revenues up 20% on Q1 05 and an exceptional contribution from trading activities. These results were achieved through gradual, selective allocation of human resources and capital, while implementing a stringent risk management policy, particularly regarding market risk: average VaR remained moderate, at EUR 20.3 million for the quarter (versus EUR 19.8 million in Q1 05).

In **Corporate Banking and Fixed Income**, revenues were down slightly by 2.5%* on Q1 05. This decline was due to the negative mark-to-market impact of credit derivatives used for hedging purposes, which was heightened by the increase in the Group's hedges between Q1 05 and Q1 06. The negative impact amounted to EUR -52 million on NBI versus EUR +15 million in Q1 05. Excluding this impact, Corporate Banking and Fixed Income revenues were up 5.6%* compared to the high level posted in Q1 05. The fixed income business recorded strong activity in interest rate instruments and a sharp rise in commodity derivatives, underpinned by bullish markets. The structured finance business made a strong contribution for the quarter. The arm maintained its strategic focus on target clients.

The **Equity and Advisory** business delivered a record performance, with revenues reaching EUR 1,145 million in Q1 06 (+51.9%* on Q1 05). Equity derivatives made an exceptional contribution for the quarter, both in client-driven and trading activities. Trading activities in particular benefited from extremely favourable market conditions. The Equity and Advisory business was underpinned by the rise in the secondary markets in Europe.

Operating expenses were up 23.5%* for the year on Q1 05. This mainly reflects higher performance-linked pay due to the sharp rise in NBI and an increased headcount (almost 600 recruitments in 2005). The division pursued its policy of tight cost control together with targeted investment in line with its strategy of profitable growth, while stepping up its development in high growth segments (750 hirings planned in 2006).

The cost/income ratio thus came out at a low of 54.5% for the quarter, while gross operating income rose sharply by 23.1%* on Q1 05.

The credit risk environment remained favourable, enabling the division to write back a net total of EUR 19 million over the quarter (write-back of EUR 47 million in Q1 05). Few new loans required provisioning as sector-based provisioning was strengthened, and the division was able to write back specific provisions thanks to an improvement in its counterparties' financial positions, or following the disposal or repayment of loans under the policy of active management of the credit portfolio.

The Corporate and Investment Banking division made a very high contribution to net income of EUR 643 million for the quarter, up 29.1% on Q1 05.

For the twelfth quarter running, the division posted after-tax profitability in excess of 30%: ROE after tax came out at 54.2% for Q1 06.

6. CORPORATE CENTRE

The Corporate Centre recorded net income of EUR 109 million, versus EUR 161 million in Q1 05. This decline was notably due to two factors:

- Income from the equity portfolio amounted to EUR +132 million for the quarter, reflecting the continued reduction in this portfolio; however no significant capital gain was recorded in this portfolio in Q1 05. At March 31st 2006, the IFRS net book value of the industrial portfolio, excluding unrealised capital gains, stood at EUR 1.1 billion, representing market value of EUR 1.7 billion.
- Conversely, there was no net income from other assets, whereas EUR 158 million, mainly arising from the disposal of the Group's retail banking business in Argentina and its 20% stake in United Arab Bank, were booked to net income from other assets for the first quarter of 2005.

2006 financial communication calendar and events

May 30th 2006	**Annual General Meeting**
June 6th 2006	**Ex-dividend and payment**
August 3rd 2006	**Publication of second quarter 2006 results**
November 9th 2006	**Publication of third quarter 2006 results**

This document contains a number of forward-looking statements relating to the targets and strategies of the Société Générale Group.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers should take into account factors of uncertainty and risk when basing their investment decisions on information provided in this document.

CONSOLIDATED INCOME STATEMENT (in millions of euros)	First quarter 2006	2005	Change Q1/Q1	
Net banking income	5,775	4,749	+21.6%	+18.2%(*)
Operating expenses	(3,412)	(2,985)	+14.3%	+11.3%(*)
Gross operating income	**2,363**	**1,764**	**+34.0%**	**+29.6%(*)**
Net allocation to provisions	(162)	(73)	NM	NM
Operating income	**2,201**	**1,691**	**+30.2%**	**+25.4%(*)**
Net income from other assets	34	166	-79.5%	
Net income from companies accounted for by the equity method	10	5	NM	
Impairment losses on goodwill	0	0	NM	
Income tax	(639)	(507)	+26.0%	
Net income before minority interests	**1,606**	**1,355**	**+18.5%**	
Minority interests	(135)	(129)	+4.7%	
Net income	**1,471**	**1,226**	**+20.0%**	
Annualised Group ROE after tax (%)	30.2%	29.8%		
Tier-one ratio at end of period	7.7%	8.0%		

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	First quarter 2006	2005	Change Q1/Q1
Retail Banking & Financial Services	**555**	**440**	**26.1%**
o.w. French Networks	316	240	31.7%
o.w. Retail Banking outside France	111	94	18.1%
o.w. Financial Services	128	106	20.8%
Global Investment Management & Services	**164**	**127**	**29.1%**
o.w. Asset Management	91	75	21.3%
o.w. Private Banking	46	32	43.8%
o.w. SG SS + Online Savings	27	20	35.0%
Corporate & Investment Banking	**643**	**498**	**29.1%**
o.w. Equity & Advisory	388	219	77.2%
o.w. Corporate Banking & Fixed Income	255	279	-8.6%
CORE BUSINESSES	**1,362**	**1,065**	**27.9%**
Corporate Centre	**109**	**161**	**-32.3%**
GROUP	**1,471**	**1,226**	**20.0%**

QUARTERLY RESULTS BY CORE BUSINESS

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Retail Banking & Financial Services												
Net banking income	2,274	2,425	2,412	2,557	2,545	2,579	2,633	2,904	2,901			
Operating expenses	-1,518	-1,596	-1,581	-1,679	-1,670	-1,685	-1,671	-1,807	-1,812			
Gross operating income	*756*	*829*	*831*	*878*	*875*	*894*	*962*	*1,097*	*1,089*			
Net allocation to provisions	-152	-154	-137	-146	-134	-143	-150	-187	-175			
Operating income	*604*	*675*	*694*	*732*	*741*	*751*	*812*	*910*	*914*			
Net income from other assets	17	-7	3	6	8	-1	0	0	9			
Net income from companies accounted for by the equity method	2	2	1	0	1	2	1	-7	3			
Income tax	-213	-231	-236	-255	-248	-250	-268	-304	-298			
Net income before minority interests	*410*	*439*	*462*	*483*	*502*	*502*	*545*	*599*	*628*			
Minority interests	-54	-58	-56	-50	-62	-64	-64	-62	-73			
Net income	*356*	*381*	*406*	*433*	*440*	*438*	*481*	*537*	*555*			
Average allocated capital	7,619	7,885	8,073	8,293	8,374	8,692	8,976	9,365	9,749			
ROE after tax	18.7%	19.3%	20.1%	20.9%	21.0%	20.2%	21.4%	22.9%	22.8%			
o.w. French Networks												
Net banking income	1,435	1,467	1,452	1,516	1,520	1,486	1,532	1,651	1,668			
Operating expenses	-1,009	-1,022	-1,001	-1,037	-1,065	-1,055	-1,035	-1,057	-1,108			
Gross operating income	*426*	*445*	*451*	*479*	*455*	*431*	*497*	*594*	*560*			
Net allocation to provisions	-71	-76	-69	-76	-68	-67	-64	-83	-61			
Operating income	*355*	*369*	*382*	*403*	*387*	*364*	*433*	*511*	*499*			
Net income from other assets	-3	-6	3	11	0	1	0	1	0			
Net income from companies accounted for by the equity method	1	0	0	1	0	1	0	0	0			
Income tax	-123	-128	-134	-144	-135	-129	-151	-179	-170			
Net income before minority interests	*230*	*235*	*251*	*271*	*252*	*237*	*282*	*333*	*329*			
Minority interests	-12	-10	-11	-12	-12	-11	-11	-11	-13			
Net income	*218*	*225*	*240*	*259*	*240*	*226*	*271*	*322*	*316*			
Average allocated capital	4,649	4,747	4,812	4,871	4,854	5,013	5,147	5,321	5,493			
ROE after tax	18.8%	19.0%	20.0%	21.3%	19.8%	18.0%	21.1%	24.2%	23.0%			
o.w. Retail Banking outside France												
Net banking income	419	509	510	541	541	572	576	656	641			
Operating expenses	-258	-312	-312	-341	-327	-341	-349	-402	-378			
Gross operating income	*161*	*197*	*198*	*200*	*214*	*231*	*227*	*254*	*263*			
Net allocation to provisions	-44	-41	-36	-40	-28	-27	-29	-47	-48			
Operating income	*117*	*156*	*162*	*160*	*186*	*204*	*198*	*207*	*215*			
Net income from other assets	20	-1	0	-4	8	-2	0	-1	9			
Net income from companies accounted for by the equity method	1	2	1	-1	1	1	1	1	2			
Income tax	-42	-49	-49	-50	-54	-57	-55	-58	-58			
Net income before minority interests	*96*	*108*	*114*	*105*	*141*	*146*	*144*	*149*	*168*			
Minority interests	-41	-46	-42	-36	-47	-50	-49	-48	-57			
Net income	*55*	*62*	*72*	*69*	*94*	*96*	*95*	*101*	*111*			
Average allocated capital	676	803	836	888	875	919	967	1,074	1,103			
ROE after tax	32.5%	30.9%	34.4%	31.1%	43.0%	41.8%	39.3%	37.6%	40.3%			
o.w. Financial Services												
Net banking income	420	449	450	500	484	521	525	597	592			
Operating expenses	-251	-262	-268	-301	-278	-289	-287	-348	-326			
Gross operating income	*169*	*187*	*182*	*199*	*206*	*232*	*238*	*249*	*266*			
Net allocation to provisions	-37	-37	-32	-30	-38	-49	-57	-57	-66			
Operating income	*132*	*150*	*150*	*169*	*168*	*183*	*181*	*192*	*200*			
Net income from other assets	0	0	0	-1	0	0	0	0	0			
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	-8	1			
Income tax	-48	-54	-53	-61	-59	-64	-62	-67	-70			
Net income before minority interests	*84*	*96*	*97*	*107*	*109*	*119*	*119*	*117*	*131*			
Minority interests	-1	-2	-3	-2	-3	-3	-4	-3	-3			
Net income	*83*	*94*	*94*	*105*	*106*	*116*	*115*	*114*	*128*			
Average allocated capital	2,294	2,335	2,425	2,534	2,645	2,760	2,862	2,970	3,153			
ROE after tax	14.5%	16.1%	15.5%	16.6%	16.0%	16.8%	16.1%	15.4%	16.2%			

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services												
Net banking income	545	551	541	628	602	608	640	734	769			
Operating expenses	-395	-400	-397	-446	-415	-435	-455	-547	-523			
Gross operating income	*150*	*151*	*144*	*182*	*187*	*173*	*185*	*187*	*246*			
Net allocation to provisions	0	-5	-6	4	0	-1	-1	-4	-3			
Operating income	*150*	*146*	*138*	*186*	*187*	*172*	*184*	*183*	*243*			
Net income from other assets	0	1	-2	3	0	0	0	0	0			
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	1			
Income tax	-45	-44	-43	-59	-58	-54	-56	-55	-75			
Net income before minority interests	*105*	*103*	*93*	*130*	*129*	*118*	*128*	*128*	*169*			
Minority interests	-10	-7	-12	-17	-2	-1	-2	-2	-5			
Net income	*95*	*96*	*81*	*113*	*127*	*117*	*126*	*126*	*164*			
Average allocated capital	718	806	858	809	825	932	948	936	1,039			
ROE after tax	52.9%	47.6%	37.8%	55.9%	61.6%	50.2%	53.2%	53.8%	63.1%			
o.w. Asset Management												
Net banking income	230	239	253	325	269	259	286	338	333			
Operating expenses	-149	-152	-157	-184	-154	-163	-178	-220	-193			
Gross operating income	*81*	*87*	*96*	*141*	*115*	*96*	*108*	*118*	*140*			
Net allocation to provisions	0	0	-5	5	0	0	0	-2	0			
Operating income	*81*	*87*	*91*	*146*	*115*	*96*	*108*	*116*	*140*			
Net income from other assets	0	1	-1	-2	0	0	0	0	0			
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	1			
Income tax	-28	-30	-30	-49	-39	-33	-36	-39	-47			
Net income before minority interests	*53*	*58*	*60*	*95*	*76*	*63*	*72*	*77*	*94*			
Minority interests	-6	-6	-10	-13	-1	-1	0	-1	-3			
Net income	*47*	*52*	*50*	*82*	*75*	*62*	*72*	*76*	*91*			
Average allocated capital	264	329	370	337	291	330	313	277	292			
ROE after tax	71.2%	63.2%	54.1%	97.3%	103.1%	75.2%	92.0%	109.7%	124.7%			
o.w. Private Banking												
Net banking income	122	114	109	118	127	129	135	149	164			
Operating expenses	-82	-82	-80	-90	-86	-90	-93	-107	-102			
Gross operating income	*40*	*32*	*29*	*28*	*41*	*39*	*42*	*42*	*62*			
Net allocation to provisions	0	-4	-2	-1	0	0	-1	0	-2			
Operating income	*40*	*28*	*27*	*27*	*41*	*39*	*41*	*42*	*60*			
Net income from other assets	0	0	-1	0	0	0	0	0	0			
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0			
Income tax	-8	-5	-5	-5	-9	-9	-7	-8	-14			
Net income before minority interests	*32*	*23*	*21*	*22*	*32*	*30*	*34*	*34*	*46*			
Minority interests	-2	-1	-2	-3	0	0	0	0	0			
Net income	*30*	*22*	*19*	*19*	*32*	*30*	*34*	*34*	*46*			
Average allocated capital	232	250	265	266	294	328	341	352	391			
ROE after tax	51.7%	35.2%	28.7%	28.6%	43.5%	36.6%	39.9%	38.6%	47.1%			
o.w. SG SS & Online Savings												
Net banking income	193	198	179	185	206	220	219	247	272			
Operating expenses	-164	-166	-160	-172	-175	-182	-184	-220	-228			
Gross operating income	*29*	*32*	*19*	*13*	*31*	*38*	*35*	*27*	*44*			
Net allocation to provisions	0	-1	1	0	0	-1	0	-2	-1			
Operating income	*29*	*31*	*20*	*13*	*31*	*37*	*35*	*25*	*43*			
Net income from other assets	0	0	0	5	0	0	0	0	0			
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0			
Income tax	-9	-9	-8	-5	-10	-12	-13	-8	-14			
Net income before minority interests	*20*	*22*	*12*	*13*	*21*	*25*	*22*	*17*	*29*			
Minority interests	-2	0	0	-1	-1	0	-2	-1	-2			
Net income	*18*	*22*	*12*	*12*	*20*	*25*	*20*	*16*	*27*			
Average allocated capital	222	227	223	206	240	274	294	307	356			
ROE after tax	32.4%	38.8%	21.5%	23.3%	33.3%	36.5%	27.2%	20.8%	30.3%			

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking												
Net banking income	1,178	1,110	1,208	1,231	1,550	1,233	1,496	1,418	1,957			
Operating expenses	-713	-687	-768	-756	-843	-784	-853	-840	-1,066			
Gross operating income	*465*	*423*	*440*	*475*	*707*	*449*	*643*	*578*	*891*			
Net allocation to provisions	-48	34	36	39	47	22	32	44	19			
Operating income	*417*	*457*	*476*	*514*	*754*	*471*	*675*	*622*	*910*			
Net income from other assets	2	-1	2	13	0	0	1	-12	23			
Net income from companies accounted for by the equity method	0	9	3	14	4	6	-5	17	6			
Impairment losses on goodwill	0	0	0	0	0	-13	0	0	0			
Income tax	-100	-111	-111	-125	-257	-115	-170	-126	-293			
Net income before minority interests	*319*	*354*	*370*	*416*	*501*	*349*	*501*	*501*	*646*			
Minority interests	-2	-1	-2	-1	-3	-3	-3	-2	-3			
Net income	*317*	*353*	*368*	*415*	*498*	*346*	*498*	*499*	*643*			
Average allocated capital	3,524	3,581	3,620	3,666	3,686	3,975	4,362	4,570	4,747			
ROE after tax	36.0%	39.4%	40.7%	45.3%	54.0%	34.8%	45.7%	43.7%	54.2%			
o.w. Equity and Advisory												
Net banking income	440	517	560	512	740	643	694	477	1,145			
Operating expenses	-316	-329	-374	-336	-378	-379	-416	-361	-560			
Gross operating income	*124*	*188*	*186*	*176*	*362*	*264*	*278*	*116*	*585*			
Net allocation to provisions	-31	0	-2	-12	19	-2	-1	-3	-1			
Operating income	*93*	*188*	*184*	*164*	*381*	*262*	*277*	*113*	*584*			
Net income from other assets	0	-2	0	0	0	0	0	-1	0			
Net income from companies accounted for by the equity method	-1	-1	0	1	0	0	0	0	1			
Impairment losses on goodwill	0	0	0	0	0	-13	0	0	0			
Income tax	-17	-46	-38	-49	-162	-73	-70	14	-196			
Net income before minority interests	*75*	*139*	*146*	*116*	*219*	*176*	*207*	*126*	*389*			
Minority interests	0	0	0	0	0	0	0	0	-1			
Net income	*75*	*139*	*146*	*116*	*219*	*176*	*207*	*126*	*388*			
Average allocated capital	428	445	434	378	352	417	423	398	503			
ROE after tax	70.1%	124.9%	134.6%	122.8%	248.9%	168.8%	195.7%	126.6%	308.5%			
o.w. Corporate Banking and Fixed Income												
Net banking income	738	593	648	719	810	590	802	941	812			
Operating expenses	-397	-358	-394	-420	-465	-405	-437	-479	-506			
Gross operating income	*341*	*235*	*254*	*299*	*345*	*185*	*365*	*462*	*306*			
Net allocation to provisions	-17	34	38	51	28	24	33	47	20			
Operating income	*324*	*269*	*292*	*350*	*373*	*209*	*398*	*509*	*326*			
Net income from other assets	2	1	2	13	0	0	1	-11	23			
Net income from companies accounted for by the equity method	1	10	3	13	4	6	-5	17	5			
Impairment losses on goodwill	0	0	0	0	0	0	0	0	0			
Income tax	-83	-65	-73	-76	-95	-42	-100	-140	-97			
Net income before minority interests	*244*	*215*	*224*	*300*	*282*	*173*	*294*	*375*	*257*			
Minority interests	-2	-1	-2	-1	-3	-3	-3	-2	-2			
Net income	*242*	*214*	*222*	*299*	*279*	*170*	*291*	*373*	*255*			
Average allocated capital	3,096	3,136	3,186	3,288	3,334	3,558	3,939	4,172	4,244			
ROE after tax	31.3%	27.3%	27.9%	36.4%	33.5%	19.1%	29.6%	35.8%	24.0%			
Corporate Centre												
Net banking income	-63	-21	-83	-103	52	35	107	34	148			
Operating expenses	-41	-22	-1	-62	-57	7	-37	-64	-11			
Gross operating income	*-104*	*-43*	*-84*	*-165*	*-5*	*42*	*70*	*-30*	*137*			
Net allocation to provisions	0	-1	-7	-25	14	7	-1	7	-3			
Operating income	*-104*	*-44*	*-91*	*-190*	*9*	*49*	*69*	*-23*	*134*			
Net income from other assets	219	-13	1	-49	158	0	-1	5	2			
Net income from companies accounted for by the equity method	1	1	6	1	0	0	0	0	0			
Impairment losses on goodwill	0	0	4	0	0	0	0	-10	0			
Income tax	-7	55	46	103	56	53	9	48	27			
Net income before minority interests	*109*	*-1*	*-34*	*-135*	*223*	*102*	*77*	*20*	*163*			
Minority interests	-10	-18	-15	-29	-62	-46	-50	-51	-54			
Net income	*99*	*-19*	*-49*	*-164*	*161*	*56*	*27*	*-31*	*109*			

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
GROUP												
Net banking income	3,934	4,065	4,078	4,313	4,749	4,455	4,876	5,090	5,775			
Operating expenses	-2,667	-2,705	-2,747	-2,943	-2,985	-2,897	-3,016	-3,258	-3,412			
Gross operating income	*1,267*	*1,360*	*1,331*	*1,370*	*1,764*	*1,558*	*1,860*	*1,832*	*2,363*			
Net allocation to provisions	*-200*	*-126*	*-114*	*-128*	*-73*	*-115*	*-120*	*-140*	*-162*			
Operating income	*1,067*	*1,234*	*1,217*	*1,242*	*1,691*	*1,443*	*1,740*	*1,692*	*2,201*			
Net income from other assets	*238*	*-20*	*4*	*-27*	*166*	*-1*	*0*	*-7*	*34*			
Net income from companies accounted for by the equity method	*3*	*12*	*10*	*15*	*5*	*8*	*-4*	*10*	*10*			
Impairment losses on goodwill	*0*	*0*	*4*	*0*	*0*	*-13*	*0*	*-10*	*0*			
Income tax	*-365*	*-331*	*-344*	*-336*	*-507*	*-366*	*-485*	*-437*	*-639*			
Net income before minority interests	*943*	*895*	*891*	*894*	*1,355*	*1,071*	*1,251*	*1,248*	*1,606*			
Minority interests	*-76*	*-84*	*-85*	*-97*	*-129*	*-114*	*-119*	*-117*	*-135*			
Net income	*867*	*811*	*806*	*797*	*1,226*	*957*	*1,132*	*1,131*	*1,471*			
Average allocated capital	15,831	16,175	16,531	16,868	16,378	17,101	17,811	18,606	19,395			
ROE after tax	21.9%	20.1%	19.5%	18.9%	29.8%	22.2%	25.2%	24.2%	30.2%			

Methodology

Group ROE is calculated on the basis of average Group shareholders' equity under IFRS excluding (i) unrealised capital gains or losses, (ii) deeply subordinated notes, and deducting (iii) interest to be paid to holders of deeply subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes for the period (i.e. EUR 7 million in Q1 06 and EUR 5 million in Q1 05).

Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 1 billion) and (ii) interest to be paid to holders of deeply subordinated notes, but reinstating the book value of trading shares held by the Group and shares held under the liquidity contract. The number of shares used to calculate book value per share is the number outstanding at March 31st 2006, excluding treasury shares and buybacks, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract.

The Group's consolidated financial statements for the first quarter of 2006 were prepared under IFRS as adopted by the European Union at March 31st 2006. These accounts do not represent full financial statements for an interim period, as defined under IAS 34 (Interim Financial Reporting). Société Générale management plans to publish complete interim financial statements at June 30th 2006.

SG Cowen's financial statements have been integrated into the consolidated financial statements under IFRS 5 due to the current IPO, without any impact on results for the first quarter of 2006.

SOCIETE
GENERALE

Press Release

Paris, 23 May 2006

OPTIMISATION OF THE STOCK-OPTION PLAN HEDGING POLICY

As part of its capital management policy, Société Générale has announced its decision to optimise the hedging of its two most recent stock-option plans, implemented in 2005 and 2006. Originally hedged using Société Générale shares, these will henceforth be hedged using call options on Société Générale shares, as permitted under AMF regulations.

In line with this new policy, on May 18th 2006, Société Générale purchased 5.5 million call options. Also on that date, it sold a total of 6.3 million Société Générale shares in blocks, outside the market (representing 1.4% of its share capital); these shares had previously been held to hedge the stock-option plans.

Date	Buy/Sell	Number of shares	Average weighted price (EUR)	Amount (EUR m)
May 18th 2006	Sell*	6,276,286	114.50	718.6

** Sale of blocks of shares outside the market*

Date	Buy/Sell	Options/Term	Number of shares	Maturity	Market
May 18th 2006	Buy	Call options	3,995,907	January 12th 2012	OTC
May 18th 2006	Buy	Call options	1,536,149	January 17th 2013	OTC
Total			**5,532,056**		

As a result of these transactions, Société Générale now holds a total of 19.8 million of its own shares, both directly and indirectly (representing 4.7% of its share capital), not including shares held for trading activities.

The Group's share buyback policy is still intended to neutralise the dilutive impact of share issues reserved for employees (mainly for the Global Employee Share Ownership Plan) and to cover its commitments to deliver Société Générale shares to employees (notably under the restricted share plans).

PRESS RELATIONS
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Laura SCHALK
+33 (0)1 42 14 52 86

Hélène AGABRIEL
+33 (0)1 42 14 97 13
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital of EUR 542,860,226,25
552 120 222 RCS PARIS

Retail Banking & Financial Services ▪ Global Investment Management & Services ▪ Corporate & Investment Banking

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,521 billion, March 2006) and under management (EUR 402 billion, March 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com